Exhibit 12

Protective Life Corporation

Computation of Consolidated Earnings Ratios

	For The Three Months Ended March 31,		For The Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollars In Thousands, Except Ratio Data)
Computation of Ratio of Consolidated Earnings to Fixed Charges
Income from Continuing Operations before Income Tax	125,205	117,627	$590,373	$452,971	$470,476	$334,772	$382,185
Add Interest Expense	43,702	43,595	173,610	162,641	161,346	153,330	116,290
Add Interest Credited on Investment Products	210,800	223,468	875,180	962,678	993,574	972,806	993,245
Earnings before Interest, Interest Credited on Investment Products and Taxes	$379,707	$384,690	$1,639,163	$1,578,290	$1,625,396	$1,460,908	$1,491,720
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.5	1.4	1.6	1.4	1.4	1.3	1.3
Computation of Ratio of Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products
Income from Continuing Operations before Income Tax	125,205	117,627	$590,373	$452,971	$470,476	$334,772	$382,185
Add Interest Expense	43,702	43,595	173,610	162,641	161,346	153,330	116,290
Earnings before Interest and Taxes	168,907	161,222	$763,983	$615,612	$631,822	$488,102	$498,475
Earnings before Interest and Taxes Divided by Interest Expense	3.9	3.7	4.4	3.8	3.9	3.2	4.3